UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CROSSTEX ENERGY, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

22765U102

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel.: (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Crosstex Holdings LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0%*
14.	Type of reporting person (see instructions) OO

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

CUSIP No. 22765U102

1.	Names of reporting persons. Blackstone / GSO Capital Solutions Fund LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0%*
14.	Type of reporting person (see instructions) PN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

CUSIP No. 22765U102

1.	Names of reporting persons. Blackstone / GSO Capital Solutions Associates LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0%*
14.	Type of reporting person (see instructions) OO

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Holdings I LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0%*
14.	Type of reporting person (see instructions) OO

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Special Situations Fund LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 829,528
	8.	Shared voting power 0
	9.	Sole dispositive power 829,528
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 829,528
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 1.1%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Special Situations Overseas Master Fund Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 72,634
	8.	Shared voting power 0
	9.	Sole dispositive power 72,634
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 72,634
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0.1%
14.	Type of reporting person (see instructions) CO

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Capital Partners LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 902,162
	8.	Shared voting power 0
	9.	Sole dispositive power 902,162
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 902,162
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 1.2%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Advisor Holdings L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 902,162
	8.	Shared voting power 0
	9.	Sole dispositive power 902,162
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 902,162
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 1.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 22765U102

1.	Names of reporting persons. Blackstone Holdings I L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 902,162*
	8.	Shared voting power 0
	9.	Sole dispositive power 902,162*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 902,162*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 1.2%*
14.	Type of reporting person (see instructions) PN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

CUSIP No. 22765U102

1.	Names of reporting persons. Blackstone Holdings I/II GP Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 902,162*
	8.	Shared voting power 0
	9.	Sole dispositive power 902,162*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 902,162*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 1.2%*
14.	Type of reporting person (see instructions) CO

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

CUSIP No. 22765U102

1.	Names of reporting persons. The Blackstone Group L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 902,162*
	8.	Shared voting power 0
	9.	Sole dispositive power 902,162*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 902,162*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 1.2%*
14.	Type of reporting person (see instructions) PN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

CUSIP No. 22765U102

1.	Names of reporting persons. Blackstone Group Management L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 902,162*
	8.	Shared voting power 0
	9.	Sole dispositive power 902,162*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 902,162*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 1.2%*
14.	Type of reporting person (see instructions) OO

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

CUSIP No. 22765U102

1.	Names of reporting persons. Stephen A. Schwarzman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 902,162*
	8.	Shared voting power 0
	9.	Sole dispositive power 902,162*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 902,162*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 1.2%*
14.	Type of reporting person (see instructions) IN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

CUSIP No. 22765U102

1.	Names of reporting persons. Bennett J. Goodman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 902,162*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 902,162*
11.	Aggregate amount beneficially owned by each reporting person 902,162*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 1.2%*
14.	Type of reporting person (see instructions) IN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

CUSIP No. 22765U102

1.	Names of reporting persons. J. Albert Smith III
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 902,162*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 902,162*
11.	Aggregate amount beneficially owned by each reporting person 902,162*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 1.2%*
14.	Type of reporting person (see instructions) IN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

CUSIP No. 22765U102

1.	Names of reporting persons. Douglas I. Ostrover
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 902,162*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 902,162*
11.	Aggregate amount beneficially owned by each reporting person 902,162*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 1.2%*
14.	Type of reporting person (see instructions) IN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes 15,447,523 Series A Convertible Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, because such Series A Convertible Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. On an as-converted basis, such Series A Convertible Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer.

This Amendment No. 2 (the “Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D, as amended by Amendment No. 1 thereto, of GSO Crosstex Holdings LLC; Blackstone / GSO Capital Solutions Fund LP; Blackstone / GSO Capital Solutions Associates LLC; GSO Special Situations Fund LP; GSO Capital Partners LP; GSO Advisor Holdings L.L.C.; GSO Holdings I LLC; Blackstone Holdings I L.P.; Blackstone Holdings I/II GP Inc.; The Blackstone Group L.P.; Blackstone Group Management L.L.C.; Stephen A. Schwarzman; Bennett J. Goodman; J. Albert Smith III; and Douglas I. Ostrover originally filed on January 19, 2010 (the “Schedule 13D”) relating to the Common Units (“Common Units”) of Crosstex Energy, L.P., a Delaware limited partnership (the “Issuer”), having its principal executive offices at 2501 Cedar Springs, Dallas, Texas 75201.

This Amendment No. 2 is being filed in connection with the adoption on September 13, 2012 of Amendment No. 4 to the Sixth Amended and Restated Agreement of Limited Partnership of the Issuer, pursuant to which the right of holders of the Preferred Units to convert such Preferred Units into Common Units at any time, subject to certain conditions and adjustments, was restricted until the earlier of (i) the business day following the record date for the distribution on the Preferred Units for the quarter ending December 31, 2013 and (ii) February 10, 2014.

GSO Crosstex Holdings LLC directly holds the Preferred Units, which have been excluded from the aggregate number and percentage of Common Units of the Issuer reported on the cover pages of this Amendment No. 2 because such Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof. When such Preferred Units become convertible, they would be convertible into a total of 15,447,523 Common Units of the Issuer, subject to adjustments. On an as-converted basis, such Preferred Units would represent approximately 16.5% of the outstanding Common Units of the Issuer based on 78,245,974 Common Units outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 1, 2013.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 2.	Identity and Background.

Item 2 (a)-(b) of the Schedule 13D is hereby amended and supplemented by replacing the first paragraph thereof in its entirety with the following:

•

(i) GSO Crosstex Holdings LLC, which is a Delaware limited liability company, (ii) Blackstone / GSO Capital Solutions Fund LP, which is a Delaware limited partnership, (iii) GSO Special Situations Fund LP, which is a Delaware limited partnership, (iv) GSO Special Situations Overseas Master Fund Ltd., which is a Cayman Islands corporation ((i) through (iv), collectively, the “GSO Funds”), (v) Blackstone / GSO Capital Solutions Associates LLC, which is a Delaware limited liability company, and (vi) GSO Capital Partners LP, which is a Delaware limited partnership ((v) and (vi) together with the GSO Funds, the “GSO Entities”);

Item 2 (a)-(b) of the Schedule 13D is hereby amended and supplemented by replacing the fifth paragraph thereof in its entirety with the following:

GSO Capital Partners LP is the investment manager of each of GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd. GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C.

Item 2 (a)-(b) of the Schedule 13D is hereby amended and supplemented by replacing the last paragraph thereof in its entirety with the following:

The principal business address of each of the GSO Entities and the GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

Item 2 (c) of the Schedule 13D is hereby amended and supplemented by replacing the penultimate paragraph thereof in its entirety with the following:

The principal business of GSO Capital Partners LP is performing the functions of, and serving as, the investment manager to GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and certain of their affiliates. The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the general partner of GSO Capital Partners LP.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding immediately before the first paragraph thereof the following:

This Amendment No. 2 is being filed in connection with the adoption on September 13, 2012 of Amendment No. 4 to the Sixth Amended and Restated Agreement of Limited Partnership of the Issuer, pursuant to which the right of holders of the Preferred Units to convert such Preferred Units into Common Units at any time in accordance with the terms of Amendment No. 3 to the Sixth Amended and Restated Agreement of Limited Partnership of the Issuer, subject to certain conditions and adjustments, was restricted until the earlier of (i) the business day following the record date for the distribution on the Preferred Units for the quarter ending December 31, 2013 and (ii) February 10, 2014.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (b) The following disclosure assumes that there are 78,245,974 Common Units outstanding, which number is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 1, 2013.

The Common Units reported on this Amendment No. 2 are held by GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd.

15,447,523 Preferred Units are held directly by GSO Crosstex Holdings LLC. On September 30, 3012 and December 31, 2012, GSO Crosstex Holdings LLC received Preferred Units convertible into an aggregate of 741,641 Common Units as distributions in-kind on the Preferred Units.

The aggregate number and percentage of the Common Units of the Issuer beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 2. The aggregate number and percentage of Common Units of the Issuer beneficially owned excludes the Preferred Units held directly by GSO Crosstex Holdings LLC that when convertible will be convertible into an aggregate of 15,447,523 Common Units, subject to adjustments, because such Preferred Units are not convertible into Common Units of the Issuer within 60 days of the filing hereof.

Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as directly holding the Preferred Units or Common Units of the Issuer reported on this Amendment No. 2 to the extent of those direct holdings) is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of such Reporting Person therein.

(c) None of the Reporting Persons has effected any transaction during the past 60 days in any Common Units except for the receipt by GSO Crosstex Holdings LLC of Preferred Units as distributions in-kind on the Preferred Units as described above and the following open market disposition transactions by GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd. as set forth below:

Date of Transaction	Number of Shares	Sale Price per Share
March 7, 2013	25,000	$17.7664
March 8, 2013	75,638	$17.8464

(d) Except as set forth in Item 6 below, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Amendment No. 2.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6. Pursuant to the Purchase Agreement and the Amendment No. 3 and the Amendment No. 4 to the Sixth Amended and Restated Agreement of Limited Partnership of the Issuer (such agreement as so amended, the “Amended LP Agreement”), the Preferred Units are convertible into Common Units, subject to certain conditions and adjustments. GSO Crosstex Holdings LLC may convert the Preferred Units at any time except such right may not be exercised until the earlier of (i) the business day following the record date for the distribution on the Preferred Units for the quarter ending December 31, 2013 and (ii) February 10, 2014. The Issuer may convert the Preferred Units after the distribution on the Preferred Units for the quarter ending December 31, 2013, if certain conditions are met. The number of Common Units deliverable upon conversion of each Preferred Unit is equal to the quotient of (i) the sum of $8.50 and all accrued and accumulated but unpaid distributions on such Preferred Unit, divided by (ii) the conversion price per Preferred Unit of $8.50, subject to adjustment.

        GSO Crosstex Holdings LLC will receive a quarterly distribution, which will be the greater of (a) $0.2125 per Preferred Unit, provided, however, with respect to any distribution paid in whole or in part in Preferred Units issued in-kind relating to any quarter after the quarter ending December 31, 2013, $0.2550 per Preferred Unit and (b) the amount of the quarterly distribution paid to holders of Common Units, subject to certain adjustments. For each quarter commencing with the quarter ended September 30, 2012 and extending through the quarter ending December 31, 2013, quarterly distributions per Preferred Unit are payable only in additional Preferred Units issued in-kind (“PIK Preferred Units”); otherwise, quarterly distributions per Preferred Unit may be paid in cash, in PIK Preferred Units or any combination thereof at the Issuer’s election. If such quarterly distributions are to be paid in PIK Preferred Units, the number of PIK Preferred Units to be issued will be equal to a fraction, of which the numerator is the cash amount of such distribution that is to be paid in PIK Preferred Units, and the denominator is the PIK Price. The term “PIK Price” is defined as follows: (i) for distributions with respect to any quarter extending through June 30, 2012 or any quarter commencing after the quarter ending December 31, 2013, $8.50; and (ii) for each quarter commencing with the quarter ended September 30, 2012 and extending through the quarter ending December 31, 2013, $13.25, in each case subject to adjustments as provided in the Amended LP Agreement.

The description of the Amendment No. 3 and the Amendment No. 4 to the Sixth Amended and Restated Agreement of Limited Partnership of the Issuer in Item 3 and this Item 6 is not intended to be complete and is qualified in its entirety by the agreements, which are filed as exhibits hereto and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding at the end thereof the following

1.	Joint Filing Agreement, dated March 18, 2013, among the Reporting Persons (filed herewith).

2.	Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney (incorporated by reference from Exhibit 24.1 to the Form 4 filed by the Reporting Persons on November 19, 2010).

3.	Power of Attorney, dated June 8, 2010, granted by J. Albert Smith III in favor of Marisa Beeney (incorporated by reference from Exhibit 24.2 to the Form 4 filed by the Reporting Persons on November 19, 2010).

4.	Power of Attorney, dated June 8, 2010, granted by Douglas I. Ostrover in favor of Marisa Beeney (incorporated by reference from Exhibit 24.3 to the Form 4 filed by the Reporting Persons on November 19, 2010).

5.	Amendment No. 3 to the Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of January 19, 2010 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on January 22, 2010).

6.	Amendment No. 4 to the Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of September 13, 2012 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on September 14, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2013

GSO Crosstex Holdings LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer

Blackstone / GSO Capital Solutions Fund LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer

Blackstone / GSO Capital Solutions Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer

GSO Holdings I LLC

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

GSO Special Situations Fund LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer

GSO Special Situations Overseas Master Fund Ltd.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer

GSO Advisor Holdings L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

Blackstone Holdings I L.P.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

The Blackstone Group L.P.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

Mr. Stephen A. Schwarzman

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact